

07027911



RECEIVED

2007 NOV 14 A 8:30

RWE AG, Opernplatz 1, 45128 Essen

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

October 31, 2007

Amendment to Application for Exemption under Rule 240.12g3-2(b)

Ladies and Gentlemen

Reference is made to the request for reinstatement of exemption under Rule 12g3-2(b) (file no. 082-04018) dated October 25, 2005, and to the submission for exemption under Rule 12g3-2(b) dated February 10, 1995 (the "Application"), submitted on behalf of RWE Aktiengesellschaft ("RWE") to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(f)(2) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), RWE hereby amends the Application and hereby notifies the SEC that the address of RWE's Internet Web site is www.rwe.com.

Upon confirmation of receipt of this amendment, RWE will publish the information required under Rule 12g3-2(b)(1)(iii) under the Exchange Act on its Internet Web site, rather than furnish that information to the SEC in paper format.

Please acknowledge receipt of this amendment by stamping the enclosed receipt copy and returning it in the enclosed self-addressed envelope. Thank you for your attention to this matter.

Sincerely,

RWE AKTIENGESELLSCHAFT

by

Name: Dr. Manfred Döss
Title: General Counsel

by

Name: Ingo Alphéus
Title: Vice President Investor Relations

PROCESSED
NOV 19 2007
THOMSON FINANCIAL

11/15

END

RWE Aktiengesellschaft

Opernplatz 1
45128 Essen

T +49 201 12-00
F +49 201 12-15199
I www.rwe.com

Vorsitzender des Aufsichtsrates:
Dr. Thomas R. Fischer

Vorstand:
Dr. Jürgen Großmann
(Vorsitzender)
Berthold A. Bonekamp
Alwin Fitting
Dr. Ulrich Jobs
Dr. Rolf Pohlig

Sitz der Gesellschaft: Essen
Eingetragen beim
Amtsgericht Essen

Handelsregister-Nr. HRB 14 525

USt.-IdNr. DE 8130 23 584